FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

dated November 22, 2010

Commission File Number 1-15148

BRF–BRASIL FOODS S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of Registrant’s Name)

760 Av. Escola Politecnica
Jaguare 05350-000 Sao Paulo, Brazil
(Address of principal executive offices) (Zip code)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

São Paulo(SP), November 19 2010

CVM – Comissão de Valores Mobiliários (Brazilian Securities and Exchange Commission)

Attention: Alexandre Lopes de Almeida

cc BM&FBOVESPA

REF: OFFICIAL LETTER / CVM / SEP / GEA/-2/510/2010

Dear Sirs,

In response to the above mentioned correspondence with respect to reports in the Jornal do Commercio and Valor Econômico newspapers, Management wishes to clarify as follows:

  The press conference took place after the Apimec Nacional public meeting held by the Company at the BM&FBovespa on November 16 2010 and transmitted via Webcast and accessible from the investor relations website www.brasilfoods.com/ri; the information provided to reporters was the same as discussed with Management at the public meeting for investors;
  At no time did the Company indicate that it would invest about R$ 1 billion in acquisitions, but rather, stated that investments would be in the form of fixed assets (capital expenditures). Indeed, the Company’s investments during 2010 already amount to R$ 716 million including those in breeder stock.  Investments should reach about R$ 1 billion for the year - as already informed in mandatory Company reports and widely disseminated to the market - and deemed necessary for growth, considering the need for maintenance (depreciation) and investment in the replenishment of breeder flocks. Forecasted investments for maintenance of growth rates – also widely announced to the market – should again total approximately R$ 1 billion in 2011.
  Notwithstanding the foregoing, the Company has also discussed its growth strategies for the international market in its Reference Form and other mandatory documents filed with the capital markets,  mention specifically being made in the RF of these long-term strategies under item 22.4. – Business Strategy:....”We may pursue other selective acquisitions and/or build new industrial units in support of our strategic targets”.
  The announced increase in US dollar prices of products destined for overseas markets relates to the need to pass on the significant growth in prices of the leading commodities of corn and soybeans since June of this year. Corn prices have already increased by 37% in the Brazilian market and soybeans by 27%, in addition to the affect of the devaluation of the US dollar against the Real.  Thus, the estimated increase in forecasted export market prices seeks to restore the profitability of overseas business - still affected by the impact of the international financial crisis on global markets last year.
  Considering average dollar prices in 3Q10, we are seeking an increase from 10% to 15% in dollars before the end of the year, also taking into account an improvement in the export market sales mix.

We believe that none of the information disclosed is of a material nature given the data widely disseminated to the market both in respect to normal investments to be undertaken by the Company and also in the light of the need to pass on price increases due to the prevailing trading environment, a situation already well known to the market.

We should be glad to provide further clarifications if deemed necessary.

Sincerely,

Leopoldo Viriato Saboya

Chief Financial, Administration and Investor Relations Officer

BRF – Brasil Foods S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:   November 22, 2010

By:	/s/ Leopoldo Viriato Saboya

	Name:	Leopoldo Viriato Saboya
	Title:	Financial and Investor Relations Director